Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 on Form S-3 (No. 333-253055) of Metromile, Inc. (the “Company”), of our report dated February 28, 2022, relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on internal controls over financial reporting due to a material weakness), which report appears in the Annual Report on Form 10-K of the Company for the year ended December 31, 2021, which is incorporated by reference herein. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

San Francisco, California
March 11, 2022